Exhibit 99.2

Appendix 3X

Initial Director’s Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity Mesoblast Limited
ABN 68 109 431 870

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jane C. Bell
Date of appointment	18 August 2022

Part 1 - Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities 114,285 Ordinary fully paid shares

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 1

Appendix 3X

Initial Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest

Note: Provide details of the circumstances giving rise to the relevant interest.

Mrs. Jane Catherine Bell and

Mr Geoffrey Arthur Bell as trustees for Schooner Super Fund

Number & class of Securities 114,285 Ordinary fully paid shares

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	9/08/2022
Nature of interest	Ordinary fully paid shares On market purchase

No. and class of securities to which interest relates	114,285 Ordinary fully paid shares

+ See chapter 19 for defined terms.

Appendix 3X Page 2	11/3/2002